Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

ASCENTAGE PHARMA GROUP INTERNATIONAL

亞盛醫藥集團

(Incorporated in the Cayman Islands with limited liability)

(Stock Code: 6855)

(1) CHANGE IN COMPOSITION OF NOMINATION COMMITTEE;

(2) APPOINTMENT OF LEAD INDEPENDENT NON-EXECUTIVE DIRECTOR;

(3) ESTABLISHMENT OF RESEARCH AND DEVELOPMENT COMMITTEE; AND

(4) SUPPLEMENTAL ANNOUNCEMENT ON FURTHER GRANT OF AWARDS UNDER THE 2022 RSU SCHEME AND GRANT OF OPTIONS UNDER THE POST IPO SHARE OPTION SCHEME

CHANGE IN COMPOSITION OF THE NOMINATION COMMITTEE

The board (“Board”) of directors (“Directors”) of Ascentage Pharma Group International (the “Company”) is pleased to announce that with effect from December 26, 2025, Dr. Debra Yu will be appointed as an additional member of the nomination committee of the Board (the “Nomination Committee”). Following the abovementioned appointment, the Nomination Committee shall comprise Dr. David Sidransky as the chairman, and Mr. Ren Wei, Marc E. Lippman, MD and Dr. Debra Yu as members.

APPOINTMENT OF LEAD INDEPENDENT NON-EXECUTIVE DIRECTOR

The Board is pleased to announce that with effect from December 26, 2025, Dr. David Sidransky will be appointed as the lead independent non-executive Director (the “Lead INED”) to (i) serve as an intermediary for the other Directors and shareholders of the Company; and (ii) be available to other Directors and shareholders of the Company where normal communication channels with the chairman of the Board or management of the Company are inadequate. The Lead INED is not an executive position in the Company and does not have any management role in the Group, and will not have a separate or higher level of responsibility or liability relative to the other independent non-executive Directors.

ESTABLISHMENT OF THE RESEARCH AND DEVELOPMENT COMMITTEE

The Board is pleased to announce that with effect from December 26, 2025, the research and development committee of the Board (the “Research and Development Committee”) will be established. The Research and Development Committee shall consist of scientists, physicians, and business experts that oversee R&D strategy, pipeline, investments, and emerging trends, ensuring alignment with the business while managing risks. The Research and Development Committee shall comprise Marc E. Lippman, MD as the chairman, and Dr. David Sidransky and Dr. Wang Shaomeng as members.

SUPPLEMENTAL ANNOUNCEMENT ON THE FURTHER GRANT OF AWARDS UNDER THE 2022 RSU SCHEME AND GRANT OF OPTIONS UNDER THE POST IPO SHARE OPTION SCHEME

Reference is made to the announcement of the Company dated November 27, 2025 (the “Announcement”) in relation to, among other things, (i) the further grant of 2022 Awards to the 2022 Selected Persons under the 2022 RSU Scheme; and (ii) the grant of Options to the Option Grantees under the Post IPO Share Option Scheme. Unless otherwise defined, capitalized terms used herein shall have the same meanings as those defined in the Announcement.

As disclosed in the Announcement, the Board has proposed to grant 127,201 RSUs and 103,364 Options to Dr. Zhai Yifan (“Dr. Zhai”) under the 2022 RSU Scheme and the Post IPO Share Option Scheme, respectively (the “Proposed Grant to Dr. Zhai”).

The Company would like to supplement that, pursuant to Rule 17.04(3) of the Listing Rules, as the Proposed Grant to Dr. Zhai, a substantial shareholder of the Company, would result in the Shares issued and to be issued in respect of all RSUs and Options granted (excluding any options and awards lapsed in accordance with the terms of the share schemes adopted by the Company) to her in the 12-month period up to and including the date of the Proposed Grant representing in aggregate over 0.1% of the total issued share capital of the Company (excluding treasury shares), the Proposed Grant to Dr. Zhai as disclosed in the Announcement shall be subject to approval by the shareholders of the Company (the “Shareholders”) in the manner set out in Rule 17.04(4) of the Listing Rules.

Accordingly, the Company currently expects to propose to have the Proposed Grant to Dr. Zhai approved by the Shareholders at its upcoming annual general meeting (the “AGM”), while Dr. Zhai and her associates and all core connected persons of the Company shall abstain from voting in favour on the relevant resolution at the AGM to be convened by the Company in due course. As a result, 23,836 RSUs proposed to be granted to Dr. Zhai Yifan under the 2022 Further Grant which was originally scheduled to vest on November 26, 2025, shall instead be postponed to vest on a date falling on or after the approval of the Proposed Grant to Dr. Zhai at the AGM, while the vesting arrangements of the other RSUs and Options granted to her shall remain unchanged.

A circular containing, among other things, (i) details in respect of the Proposed Grant to Dr. Zhai; and (ii) a notice convening the AGM, will be despatched to the Shareholders in due course.

This announcement is supplemental to and should be read in conjunction with the Announcement. The above additional information does not affect other information and content set out in the Announcement. Save as disclosed herein, the contents of the Announcement remain unchanged and shall continue to be valid for all purposes.

By order of the Board
Ascentage Pharma Group International Dr. Yang Dajun
Chairman and Executive Director

Suzhou, the PRC, December 30, 2025

As at the date of this announcement, the Board is comprised of Dr. Yang Dajun, as chairman and executive Director, Dr. Wang Shaomeng and Dr. Lu Simon DazhongNote as non-executive Directors, and Mr. Ye Changqing, Mr. Ren Wei, Dr. David Sidransky, Ms. Marina S. Bozilenko, Dr. Debra Yu and Dr. Marc E. Lippman, MD as independent non-executive Directors.

Note: Dr. Lu Simon Dazhong satisfy the independence requirements of the U.S. Securities and Exchange Commission and Nasdaq corporate governance requirements.

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